UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

KANSAS CITY LIFE INSURANCE COMPANY

(Name of Issuer)

COMMON STOCK $1.25 PAR VALUE

(Title of Class of Securities)

484836-10-1

(CUSIP Number)

Check the following box if a fee is being paid with this statement ☐. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP Number 484836-10-1	13G

1	Name of Report Person
S.S. or I.R.S. Identification No. of Above Person

Charles R. Duffy, Jr., Tracy W. Knapp and Mark A. Milton,
Trustees of the Kansas City Life Insurance Company Savings
and Profit Sharing Plan (the "SPSP")

2	Check the Appropriate Box if a Member of a Group*
(a) ☐
N/A	(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

Missouri
5	Sole Voting Power
Number of

0 (Participants may instruct the Trustees

Shares	how to vote their shares)

Beneficially	6	Shared Voting Power

Owned by	0

Each	7	Sole Dispositive Power

Reporting	484,020 (Trustees have the power to sell
Plan assets)
Person
8	Shared Dispositive Power
With
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

484,020

10	Check Box if the Aggregate Amount in Row 9 Excludes Certain
Shares*

11	Percent of Class Represented by Amount in Row 9

4.2%

12	Type of Reporting Person*

EP

Page 2 of 8 Pages

CUSIP Number 484836-10-1	13G

1	Name of Report Person
S.S. or I.R.S. Identification No. of Above Person

Charles R. Duffy, Jr., Tracy W. Knapp and Mark A. Milton,
Trustees of the Kansas City Life Employee Stock Plan
(the "ESOP")

2	Check the Appropriate Box if a Member of a Group*
(a) ☐
N/A	(b) ☒
3	SEC Use Only

4	Citizenship or Place of Organization

Missouri
5	Sole Voting Power

Number of

0 (Participants may instruct the Trustees
Shares	how to vote their shares)

Beneficially	6	Shared Voting Power

Owned by	0

Each	7	Sole Dispositive Power

Reporting	30,761	(Trustees have the power to sell
Plan assets)
Person
8	Shared Dispositive Power
With
0
9	Aggregate Amount Beneficially Owned by Each Reporting Person

30,761

10	Check Box if the Aggregate Amount in Row 9 Excludes Certain
Shares*

11	Percent of Class Represented by Amount in Row 9

.27%

12	Type of Reporting Person*

EP

Page 3 of 8 Pages

Item 1(a)	Name of Issuer

Kansas City Life Insurance Company (the "Company").

Item 1(b)	Address of Issuer's Principal Executive Offices:

3520 Broadway, Kansas City, Missouri 64111-2565

Item 2(a)	Name of Person Filing:

This Statement is being filed by Charles R. Duffy, Jr., Tracy W. Knapp and Mark A. Milton, Trustees ("Trustees") of the Kansas City Life Insurance Company Savings and Profit Sharing Plan (the "SPSP") and Trustees of the Kansas City Life Employee Stock Plan (the "ESOP"). The SPSP and the ESOP are collectively referred to as the "Plans". The address of the Plans and the Trustees is 3520 Broadway, Kansas City, Missouri 64111-2565. Mr. Duffy is Senior Vice President, Operations of the Company. Mr. Knapp is Senior Vice President, Finance of the Company. Mr. Milton is Senior Vice President & Actuary of the Company. Each of the Trustees is a full time employee of the Company.

Item 2(b)	Address of Principal Business Office, or if None,
Residence:

3520 Broadway, Kansas City, Missouri 64111-2565

Item 2(c)	Citizenship:

See Cover Page, Item 4

Item 2(d)	Title of Class of Securities:

Common Stock, $1.25 par value (the "Stock")

Item 2(e)	CUSIP Number:

484836-10-1

Item 3	If this Statement is filed pursuant to Rules
13d-1(b) or 13d-2(b), check whether the person
filing is a:

(f) ☒ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.

Page 4 of 8 Pages

Item 4	Ownership:

(a) Amount Beneficially Owned:

See Cover Page, Item 9

(b) Percent of Class:

See Cover Page, Item 11

(c) Number of Shares as to Which Such Person Has:

(i) Sole power to vote or direct the vote:

See Cover Page, Item 5

(ii) Shared power to vote or direct the vote:

See Cover Page, Item 6

(iii) Sole power to dispose or direct the
disposition of:

See Cover Page, Item 7

(iv) Shared power to dispose or direct the
disposition of:

See Cover Page, Item 8

This Statement shall not be construed as an admission that the SPSP, the ESOP, or the Trustees of the respective Plans are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of
Another Person:

Participants in the Plans have the individual right to withdraw shares of stock, or the proceeds therefrom, from the Plans in accordance with and subject to the terms and conditions of the Plans. No other person is known to have the right to receive or the

Page 5 of 8 Pages

power to direct the receipt of dividends from, or
the proceeds from the sale of, the stock.

Item 7	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the
Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the
Group:

Each of the SPSP and the SPSP Trustees, the ESOP and the ESOP Trustees, disclaims beneficial ownership of the shares of common stock of the Company held by the other.

There are no agreements, arrangements, or understandings between or among the SPSP and the SPSP Trustees, the ESOP and the ESOP Trustees, and any other person, party, or group with respect to the acquisition, holding, voting, or disposition of the stock.

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below, the undersigned certify that, to the best of the undersigned's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Material to be Filed as Exhibits:

(a)

The Twenty-eighth Amendment, SPSP Plan document, was filed as Exhibit 10(b) to the Company's Form 10-K for the period ending December 31, 2005, and the Fourteenth Amendment, ESOP Plan document, was filed as Exhibit 10(c) to the Company's Form 10-K for the period ending December 31, 2005.

Page 6 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: February 6, 2009

KANSAS CITY LIFE INSURANCE COMPANY
SAVINGS AND PROFIT SHARING PLAN

/s/Charles R. Duffy, Jr.
Charles R. Duffy, Jr., Trustee

/s/Tracy W. Knapp
Tracy W. Knapp, Trustee

/s/Mark A. Milton
Mark A. Milton, Trustee

ATTENTION: INTENTIONAL MISSTATEMENTS OR

OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL

VIOLATIONS (See 18 U.S.C. 1001)

Page 7 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: February 6, 2009

KANSAS CITY LIFE
EMPLOYEE STOCK PLAN

/s/Charles R. Duffy, Jr.
Charles R. Duffy, Jr., Trustee

/s/Tracy W. Knapp
Tracy W. Knapp, Trustee

/s/Mark A. Milton
Mark A. Milton, Trustee

ATTENTION: INTENTIONAL MISSTATEMENTS OR
OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
VIOLATIONS (See 18 U.S.C. 1001)

Page 8 of 8 Pages